CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED
Registered Office: Helvetia Court Les Echelons South Esplanade St Peter Port Guernsey Channel Islands GY13WF	Phone +44 1481 719088 Fax +44 1481 724676 www.credit-suisse.com

September 30, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG Registration Statement on Form F-4 (File No. 333-213903 and 333-213903-01), filed on September 30, 2016

Ladies and Gentlemen:

On September 30, 2016, Credit Suisse Group Funding (Guernsey) Limited (the “Issuer”) and Credit Suisse Group AG (the “Guarantor”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-213903 and 333-213903-01) on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers up to:

(i) $2,000,000,000 aggregate principal amount of 4.550% Senior Notes due 2026 issued by the Issuer, together with the full and unconditional guarantee of such notes by the Guarantor (together with such guarantee, the “Exchange 2026 Senior Notes”) to be exchanged in an exchange offer (the “2026 Senior Notes Exchange Offer”) for a like principal amount of the outstanding 4.550% Senior Notes due 2026 issued by the Issuer and guaranteed by the Guarantor (together with such guarantee, the “Original 2026 Senior Notes”);

(ii) $1,500,000,000 aggregate principal amount of 3.450% Senior Notes due 2021 issued by the Issuer, together with the full and unconditional guarantee of such notes by the Guarantor (together with such guarantee, the “Exchange 2021 Senior Notes”) to be exchanged in an exchange offer (the “2021 Senior Notes Exchange Offer”) for a like principal amount of the outstanding 3.450% Senior Notes due 2021 issued by the Issuer and guaranteed by the Guarantor (together with such guarantee, the “Original 2021 Senior Notes”);

(iii) $1,000,000,000 aggregate principal amount of Floating Rate Senior Notes due 2021 issued by the Issuer, together with the full and unconditional guarantee of such notes by the Guarantor (together with such guarantee, the “Exchange Floating Rate 2021 Senior Notes”) to be exchanged in an exchange offer (the “Floating Rate 2021 Senior Notes Exchange Offer”) for a like principal amount of the outstanding Floating Rate Senior Notes due 2021 issued by the Issuer and guaranteed by the Guarantor (together with such guarantee, the “Original Floating Rate 2021 Senior Notes”); and

(iv) $2,000,000,000 aggregate principal amount of 3.800% Senior Notes due 2023 issued by the Issuer, together with the full and unconditional guarantee of such notes by the Guarantor (together with such guarantee, the “Exchange 2023 Senior Notes” and, together with the

Exchange 2026 Senior Notes, the Exchange 2021 Senior Notes and the Exchange Floating Rate 2021 Senior Notes, the “Exchange Notes”) to be exchanged in an exchange offer (the “2023 Senior Notes Exchange Offer” and, collectively with the 2026 Senior Notes Exchange offer, the 2021 Senior Notes Exchange Offer and the Floating Rate 2021 Senior Notes Exchange Offer, the “Exchange Offers”) for a like principal amount of the outstanding 3.800% Senior Notes due 2023 issued by the Issuer and guaranteed by the Guarantor (together with such guarantee, the “Original 2023 Senior Notes” and, together with the Original 2026 Senior Notes, the Original 2021 Senior Notes and the Original Floating Rate 2021 Senior Notes, the “Original Notes”).

We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offers in reliance on Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Issuer’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Issuer will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

With respect to any broker-dealer participating in the Exchange Offers with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offers the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offers. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED

/s/ ROGER RIMANN
Name:	Roger Rimann
Title:	Member of the Board of Directors

/s/ MARK HOYOW
Name:	Mark Hoyow
Title:	Member of the Board of Directors

CREDIT SUISSE GROUP AG

/s/ GINA ORLINS
Name:	Gina Orlins
Title:	Authorized Person

/s/ DAVID WONG
Name:	David Wong
Title:	Authorized Person